(WILSON SONSINI GOODRICH & ROSATI LOGO)             701 Fifth Avenue, Suite 5100
                                                          Seattle, WA 98104-7036

                                                              PHONE 206.883.2500
                                                                FAX 206.883.2699

                                                                    WWW.WSGR.COM



                                  June 27, 2005

VIA EDGAR

United States Securities and Exchange Commission
Office of Computers and Online Services
Division of Corporate Finance
Washington, D.C. 20549
Attn:    Daniel Lee

         RE:      REALNETWORKS, INC.
                  POST-EFFECTIVE AMENDMENT NO. 3 TO
                  REGISTRATION STATEMENT ON FORM S-3 FILED MAY 6, 2005 FILE NO. 333-108777

                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                  FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005
                  FILE NO. 0-23137

Ladies and Gentlemen:

         On behalf of RealNetworks, Inc. (the "COMPANY"), we are submitting this letter to you in response to your letter of May 26, 2005, which letter set forth comments of the Staff of the Securities and Exchange Commission (the "STAFF" of the "COMMISSION") regarding the registration statement filed by the Company with the Commission on May 6, 2005 with the file number set forth above (the "REGISTRATION STATEMENT"). This letter sets forth the Company's responses to the Staff's comments.

         On behalf of the Company, we are also electronically transmitting a conformed copy of Post Effective Amendment No. 4 (the "AMENDMENT") to the Registration Statement, which effects certain modifications to the Registration Statement in response to the Staff's comments, as indicated below.

         For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff's comment letter. In addition, we are providing via




PALO ALTO AUSTIN NEW YORK RESTON SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE
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(WILSON SONSINI GOODRICH & ROSATI LOGO)

U.S. Securities and Exchange Commission
June 27, 2005
Page 2


express delivery three sets of the following materials: (1) a hard copy of the Amendment, (ii) a hard copy of the Amendment marked to show changes from the Registration Statement, and (iii) a hard copy of this letter.

FORM S-3 FILED MAY 6, 2005

Where You Can Find More Information

1. We note that subsequent to your filing of this post-effective amendment you filed a Form 8-K on May 11, 2005 and your Form 10-Q for the quarter ended March 31, 2005. Please revise to incorporate by reference these filings. We are aware of H.69 of our July 1997 Manual of Publicly Available Telephone Interpretations. However, your filing does not appear to contain text contemplated by this interpretation.

              RESPONSE: In response to the Staff's comment, the Company has revised the text of the Amendment to clearly indicate that the language contemplating Staff Telephone Interpretation H-69 is included with reference to a post effective amendment rather than an initial filing of a registration statement. The Company has also added to the incorporation by reference section explicit references to the filings on Form 8-K and Form 10-Q referred to in the Staff's comment.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 9A.  Controls and Procedures

2. We note your qualifying statement in the last paragraph of this section. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the qualification of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

              RESPONSE: In response to the Staff's comment, the Company hereby confirms for the Staff that, as of December 31, 2004, its disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were as of December 31, 2004 effective at that reasonable assurance level.
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(WILSON SONSINI GOODRICH & ROSATI LOGO)

U.S. Securities and Exchange Commission
June 27, 2005
Page 3


3. We note your disclosure that "there were no significant changes in [your] internal controls." Please note that Item 308 of Regulation S-K requires the disclosure of "any" change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. Please advise us whether there were any changes in your internal controls during the quarter ended December 31, 2004 required to be disclosed under Item 308.

              RESPONSE: In response to the Staff's comment, the Company hereby advises the Staff that there were no changes in the Company's internal controls during the quarter ended December 31, 2004 that materially affected, or were reasonably likely to materially affect, our controls over financial reporting, as required to be disclosed under Item 308 of Regulation S-K.


FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Item 4.  Controls and Procedures

4. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms. This text does not address the effectiveness of your disclosure by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please confirm whether your disclosure controls and procedures are effective with respect to the foregoing requirement. Please see Rule 13a-15(e) of the Exchange Act for additional guidance.

              RESPONSE: In response to the Staff's comment, the Company hereby confirms for the Staff that, as of March 31, 2005, its disclosure controls and procedures were effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
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(WILSON SONSINI GOODRICH & ROSATI LOGO)

U.S. Securities and Exchange Commission
June 27, 2005
Page 4


         The Company further undertakes in its future filings on Forms 10-Q and 10-K to be mindful of the Staff's guidance in its comments relating to disclosure pursuant to Item 9A of Form 10-K and Item 4 of Form 10-Q.

--------------------------------------------------------------------------------

         Please direct any questions or comments regarding this filing to the undersigned via facsimile at (206) 883-2699 or by telephone at (206) 883-2500.

                                            Sincerely,

                                            WILSON SONSINI GOODRICH & ROSATI,
                                            Professional Corporation

                                            /s/ Christian E. Montegut

                                            Christian E. Montegut


cc:      REALNETWORKS, INC.
         Robert Kimball
         Tracy Daw
         Laurie Blain